Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

April 24, 2026

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/ Madam,

Sub: Intimation of Earnings call

Please find enclosed a notification titled “Dr. Reddy's to release Q4 and full year FY26 results on Tuesday, May 12th, 2026; Earnings call slated @19:30 PM IST / 10:00 AM ET”

This is for your information and records.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR

DR. REDDY'S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad – 500034, Telangana, India.	CONTACT
	Investor relationS	Media relationS
	Aishwarya sitharam aishwaryasitharam@drreddys.com	PRIYA K priyak@drreddys.com

Dr. Reddy's to release Q4 and full year FY26 results on Tuesday, May 12th, 2026;

Earnings call slated @19:30 PM IST / 10:00 AM ET

Hyderabad, India, April 24th, 2026

Dr. Reddy's Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) will announce results for the quarter and year ended March 31st, 2026 on Tuesday, May 12th, 2026 after the Board Meeting.

Summary of Events

Event	Date and Time	Medium
Release of financial results	Tuesday, May 12th, 2026, after the Board Meeting	Stock Exchange, Media, Company Website, Email
Press Meet Presentation	Will be available on the Company’s Website	Stock Exchange, Company’s Website www.drreddys.com
Earnings Call	Tuesday, May 12th, 2026 at 19:30 PM IST / 10:00 AM ET	Hosted by the Company (Details below)
Audio as well as Transcript of the Earnings call	Will be available on the Company’s Website	Stock Exchange, Company’s Website www.drreddys.com

Earnings Call

Following the release, the management of the Company will host its earnings call to discuss the Company’s financial performance.

Pre-register with the link below:

https://drreddys.zoom.us/webinar/register/WN_DW56_eZ6SAGF8FWL6wa-EQ